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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

          Under the Securities Exchange Act of 1934 (Amendment No. 9*)



                           Logic Devices Incorporated

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                                (Name of Issuer)

                                  Common Stock

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                         (Title of Class of Securities)

                                   541402 10 3

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                               (CUSIP Number)

      Joshua S. Kanter, Windy City, Inc., 333 West Wacker Drive, Suite 2700
                     Chicago, Illinois 60606 (312) 984-3120

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            (Name, Address and Telephone Number of Person Authorized

                     to Receive Notices and Communications)

                                 April 26, 2001

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             (Date of Event which Requires Filing of this Statement)




     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (ss).240.13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP NO. 541402 10 3 13D

1 NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Chicago Investments, Inc. (83-0326134)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [ ]

                                                                         (b) [x]

3    SEC USE ONLY

4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                            [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Illinois

NUMBER OF             7    SOLE VOTING POWER
SHARES                     265,000
BENEFICIALLY

OWNED BY              8    SHARED VOTING POWER
EACH                       -0-
REPORTING

PERSON               9     SOLE DISPOSITIVE POWER
WITH                       265,000

                      10   SHARED DISPOSITIVE POWER
                           -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0-

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)                                                           [x]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     3.9%

14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO


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CUSIP NO. 541402 10 3      13D

1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (ENTITIES ONLY)

     Windy City, Inc. (36-3205809)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                    (a)      [ ]

                                                                    (b)      [x]

3    SEC USE ONLY

4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                            [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Delaware

NUMBER OF            7    SOLE VOTING POWER
SHARES                     -0- shares
BENEFICIALLY

OWNED BY             8    SHARED VOTING POWER
EACH                      -0-
REPORTING

PERSON               9    SOLE DISPOSITIVE POWER
WITH                      -0- shares

                     10   SHARED DISPOSITIVE POWER
                          -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0- shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)                                                           [x]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     0%

14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO




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CUSIP NO. 541402 10 3      13D

1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (ENTITIES ONLY)

     BRT Partnership (36-4031793)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                    (a)      [ ]

                                                                    (b)      [x]

3    SEC USE ONLY

4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                            [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Illinois

NUMBER OF            7    SOLE VOTING POWER
SHARES                    415,319
BENEFICIALLY

OWNED BY             8    SHARED VOTING POWER
EACH                      -0-
REPORTING

PERSON               9    SOLE DISPOSITIVE POWER
WITH                      415,319 shares

                     10   SHARED DISPOSITIVE POWER
                          -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     415,319 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)                                                           [x]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     6.1%

14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     PN



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ITEM 1. SECURITY AND ISSUER.

     This Schedule relates to the shares of common stock, no par value per share (the "Common Stock"), of Logic Devices Incorporated, a California corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1320 Orleans Drive, Sunnyvale, California 94089.

ITEM 2. IDENTITY AND BACKGROUND.

     This Schedule is being filed by:

     (i) Chicago Investments, Inc., a Delaware corporation ("CII"). The principal place of business and principal office of CII is 934 North Main Street, Sheridan, Wyoming 82801. CII's principal business is investing in public securities.

     (ii) Windy City, Inc., a Delaware corporation ("Windy City"). The principal place of business and principal office of Windy City, Inc. is 8000 Towers Crescent Drive, Suite 1070, Vienna, Virginia 22182. Windy City's principal business is investing in private investments and public securities.

     (iii) BRT Partnership (the "Partnership"). The Partnership's business address is 120 South Riverside Drive, Suite 1620, Chicago, Illinois 60606. The Partnership's principal business is investing in private investments and public securities.

     Windy City, the Partnership and CII are collectively referred to herein as the "Reporting Persons".

     The sole partners of the Partnership are those certain 25 separate and individual trusts commonly and collectively known as the Bea Ritch Trusts (the "Trusts"). The trustee of each of the Trusts is Solomon A. Weisgal (the "Trustee").

     The names and business addresses of the officers and directors of Windy City and CII are listed on Exhibit A attached hereto. All of said individuals are United States citizens.

     None of the Reporting Persons, the Trustee nor any of the parties listed on Exhibit A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or fining any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     CII purchased 265,000 shares for $291,500 with funds from its working capital. See Item 4 below.

ITEM 4. PURPOSE OF TRANSACTION.


     On April 26, 2001, Windy City sold 265,000 shares on the open market for $286,200 and CII purchased 265,000 shares on the open market for $291,500.

     The Reporting Persons have no present plan or proposal which relates to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;


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     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j) Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.


     (A)  AMOUNT BENEFICIALLY OWNED

            (i)      Windy City                             -0- shares
            (ii)     Partnership                        415,319 shares
            (iii)    CII                                265,000 shares

            Group:   680,319 shares(1)

         PERCENT OF CLASS

            (i)      Windy City, Inc.                     0%
            (ii)     Partnership                        6.1%
            (iii)    CII                                3.9%

            Group:   9.9%(1)(2)

     (B)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

          (I)  SOLE POWER TO VOTE OR TO DIRECT THE VOTE

               (i)      Windy City                      -0- shares
               (ii)     Partnership                 415,319 shares
               (iii)    CII                         265,000 shares

(1) The Partnership owns approximately 11.2% of Windy City's issued and outstanding common stock. As a result, the Partnership may be deemed to control Windy City. Mr. Joel S. Kanter is the President and sole Director of Windy City. Mr. Joshua S. Kanter is the Vice President of Windy City. Messrs. Kanter's father, Mr. Burton W. Kanter, is a Director of the Issuer. The sole partners of the Partnership are the Trusts. The beneficiaries of the Trusts are various members of Mr. Burton W. Kanter's family, including Messrs. Joel and Joshua Kanter but excluding Mr. Burton W. Kanter. Mr. Solomon A. Weisgal, Trustee of the Trusts, is an independent trustee and is unrelated to the Kanter family. CII is a Delaware corporation and a majority-owed subsidiary of Chicago Holdings, Inc., a Delaware corporation ("CHI"). Various trusts established for the benefit of Mr. Burton W. Kanter's family, including Messrs. Joel and Joshua Kanter but excluding
     Mr. Burton W. Kanter, own a majority of the outstanding common stock of CHI. Mr. Joshua S. Kanter is Vice President and a director of CHI.

(2)  The percentage differs from the sum of (i), (ii) and (iii) due to rounding.



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          (II) SHARED POWER TO VOTE OR TO DIRECT THE VOTE

               (i)      Windy City -0-
               (ii)     Partnership -0-
               (iii)    CII -0-

          (III) SOLE POWER TO DISPOSE OR to DIRECT THE DISPOSITION OF

               (i)      Windy City                      -0- shares
               (ii)     Partnership                 415,319 shares
               (iii)    CII                         265,000 shares

          (IV) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

                (i)      Windy City                     -0-
                (ii)     Partnership                    -0-
                (iii)    CII                            -0-

     (C)  DESCRIPTION OF TRANSACTIONS

     There have been no transactions in the Common Stock by the Reporting Persons since the filing of the Amendment No. 8 to Schedule 13D, as filed on December 12, 2000, other than the transactions described in Item 4.

     (D)  OTHER PERSONS

          None.

     (E)  DATE OF CESSATION

          Not  applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     There are no contracts, arrangements, understandings or relationships among the Reporting Persons and their respective officers and directors or fiduciaries, as applicable, or between such persons and any other person, with respect to any securities of the Issuer, except as set forth in Footnote 1 to
Item 5.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.


     Exhibit A - Officers and Directors of Windy City, Inc. and Chicago Investments, Inc.



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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                           May 2, 2001
                           -----------------------------------------------------
                           Date

                           CHICAGO INVESTMENTS, INC.


                           By:   /s/ Joshua S. Kanter
                                 -----------------------------------------------
                           Its:  Vice-President



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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                           May 2, 2001
                           -----------------------------------------------------
                           Date

                           WINDY CITY, INC.



                           By:  /s/ Joshua S. Kanter
                                --------------------------------------------
                           Its: Vice-President




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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                           May 2, 2001
                           -----------------------------------------------------
                           Date

                           BRT PARTNERSHIP

                           By:  BK Descendant's Trust, General Partner

                           By:  /s/ Solomon A. Weisgal
                                ------------------------------------------------
                                Solomon A. Weisgal, not personally but
                                solely as Trustee



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                                    EXHIBIT A

                   OFFICERS AND DIRECTORS OF WINDY CITY, INC.

I.   Directors

Name                                                Business Address
----                                                ----------------
Joel S. Kanter                                      8000 Towers Crescent Drive
                                                    Suite 1070
                                                    Vienna, Virginia 22182

II.  Officers

Name                   Position                     Business Address
----                   --------                     ----------------
Joshua S. Kanter       Vice President, Secretary    333 West Wacker Drive
                                                    Suite 2700
                                                    Chicago, Illinois 60606

Joel S. Kanter         President, Treasurer         8000 Towers Crescent Drive
                                                    Suite 1070
                                                    Vienna, Virginia 22182


               OFFICERS AND DIRECTORS OF CHICAGO INVESTMENTS, INC.

I.   Directors

Name                                                Business Address
----                                                ----------------
Linda Gallenberger                                  N8939 Waterpower Road
                                                    Deerbrook, Wisconsin  54424

Joshua S. Kanter                                    333 West Wacker Drive
                                                    Suite 2700
                                                    Chicago, Illinois 60606

II.  Officers

Name                       Position                 Business Address
----                       --------                 ----------------
Linda Gallenberger         President, Treasurer,    N8939 Waterpower Road
                           Secretary                Deerbrook, Wisconsin  54424

Joshua S. Kanter           Vice President,          333 West Wacker Drive
                           Assistant Secretary      Suite 2700
                                                    Chicago, Illinois 60606